UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001- 38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Chief Technology Officer

OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that Mr. Tuanwei Shi has tendered his resignation as chief technology officer of the Company due to personal reasons, effective June 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Xi Zhang
Name	:	Xi Zhang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 21, 2021